PUBLIC



18001299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
ANNUAL AUDITED REPORT Processing
FORM X-17A-5 Section
PART III FEB 2 7 2018

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SEC FILE NUMBER
8-36959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2017___ AND ENDING ___DECEMBER 31, 2017___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **COOPER MALONE MCCLAIN, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E KELLOGG, SUITE 700
(No. and Street)

WICHITA   **KS**   **6720-1706**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN COOPER   **316-685-5777**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ **JOHN COOPER** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **COOPER MALONE MCCLAIN, INC.** _____ , as of _____ **DECEMBER** _____ 31, __2017__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CHANEL McCRAY
Notary Public - State of Kansas
My Appt. Expires

Public Notary

_____
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced
from an electronic file. An original copy of this document
is available in the Company's office.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Cooper Malone McClain, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cooper Malone McClain, Inc.'s management. Our responsibility is to express an opinion on Cooper Malone McClain, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cooper Malone McClain, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Cooper Malone McClain, Inc.'s auditor since 2017.

Maitland, Florida

February 20, 2018

COOPER MALONE MCCLAIN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

<u>ASSETS</u>

	<u>2017</u>
Cash	$ 47,105
Deposit with clearing organization	225,247
Receivables:	
Commissions and interest	25,730
Securities Owned	
Investment inventory, at market; cost $313,237	316,263
Furniture and equipment, net of accumulated depreciation of $ 64,549	414
Other assets:	
Cash surrender value of life insurance	952,423
Other	19,730
Total assets	$ 1,586,912

LIABILITIES AND STOCKHOLDER'S EQUITY

	<u>2017</u>
Liabilities:	
Note and margin payable, clearing organization	$ 313,237
Payables:	
Clearing organization	2,600
Other liabilities	37,354
Total liabilities	353,191
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000
Additional paid-in capital	450,157
Retained earnings	683,564
Total stockholder's equity	$ 1,233,721
	$ 1,586,912

The accompanying notes are an integral
part of these financial statements

2

1. **BUSINESS OPERATIONS**

   Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

   The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

   The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition - Securities transactions, including trading commission income, mutual fund and 12b-1 fees, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date. Underwriting fees and fiscal fees, including all applicable expenses, are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

   Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

   The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

   Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account.

   Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2014, 2015, 2016 and 2017.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2017. These policies are held on the Company's founders.

Subsequent Events - Subsequent events have been evaluated through February 20, 2018, which is the date the financial statements were issued.

The company received notice on February 8, 2018 of a claim submitted to FINRA arbitration by a former client. She alleges she was damaged by the Company's failure to discover and/or disclose to her that her husband, a joint account holder and person authorized to unilaterally make decisions about the account and write checks drawing on account funds, was squandering account proceeds. Claimant alleges damages of $1,200,000. The Company strongly denies the factual allegations of the complaint, as well as the legal bases for it under the contractual language governing the account and applicable law. The Company plans to vigorously defend against the allegations.

3. **DEPOSIT WITH CLEARING ORGANIZATION**

The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $225,247 at December 31, 2017.

4. **SECURITIES OWNED**

Securities owned at December 31, 2017, consist of investment inventory at fair values, as follows:

	2017
Investment inventory:	
Municipal bonds	316,263
	$ 316,263

All the municipal bonds pertain to Kansas issues.

5. **FURNITURE AND EQUIPMENT**

Furniture and equipment consists of the following:

	2017	Estimated Useful Lives
Office furniture and fixtures	$ 60,080	6 to 10 years
Computer equipment	4,883	3 to 6 years
	$ 64,963	
Less:		
Accumulated depreciation	64,549	
	$ 414	

6. **LINE OF CREDIT**

The Company has a $100,000 revolving line of credit maturing June 8, 2021. At December 31, 2017, there was $0 borrowed against this line, respectively. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 5.25% on December 31, 2017, varies with the bank's prime rate and is payable semi-annually.

7.   **LEASES**

The Company leases office space (through May 2020) and equipment (through May 2022) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2017:

Year Ending December 31,	
2018	$49,754
2019	$49,754
2020	$22,195
2021	$2,510
2022	$1,046
Thereafter	-

Rental expense for all operating leases was $50,057 in 2017.

8.   **NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION**

The Company's municipal and corporate bond inventory is financed through Hilltop Securities, Inc., the Company's clearing organization. Amounts payable on this note were $313,237 at December 31, 2017. The note is secured by municipal bonds with a market value of $316,263 at December 31, 2017, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate (5.84% at December 31, 2017). Interest paid in 2017 was $1,452

9.   **EMPLOYEE BENEFIT PLAN**

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 75% of their compensation on a pre-tax basis, up to maximum contribution limits established by the IRS annually. The Company contributes safe harbor contributions each pay period. The Company contributed $13,550 during the year ended December 31, 2017.

10.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities. This includes securities owned consisting of corporate bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) or based on observable inputs (Level 2) unless required to be discounted based on regulatory requirements (Level 3).

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2017:				
Securities owned	$ -	$ 316,263	$ -	$ 316,263

11.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $1,201,868 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

12.   **OFF BALANCE SHEET RISK**

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition

December 31, 2017